February 24, 2014

Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	SmooFi, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 7, 2014 File No. 333-193220

Dear Mr. Spirgel,

SmooFi, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated February 12, 2014. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

Prospectus Cover Page

1.	We considered your response to comment 4 from our letter dated January 31, 2014, but we are unable to agree with your claim that the company should not be classified as a shell company.

From October 15, 2013 to date the company has incurred $22,500 in expenses in developing the web portal and back systems. Total hours spent in the coding and developing is approximately 450 hours. This does not include the efforts of our CEO, Mr. Clarke. To date we have accomplished the following steps:

Project & Code Management

·	AWS

·       Set up scalable Cloud Infrastructure

·	Bitbucket

·       Code management

·       Backup

·       GIT

·       Issue management

·       Documentation & support

·       Initial Product Development

·       Add features in SPRINTS as project plan continues

·	Sprints

·       Post development - 2 week development cycles

·       Allowed for over-lapping development

·       Put together Web Architecture

·       Development Infrastructure

Server Alerts (Airbrake)

·	Alerts

·       Ping (IPs)

·       Backup

·       Logs

·       Performance / Utilization

·       50% memory

·	50% CPU utilization…

·        Set up for text message

Design Requirements

·       SmooFi and AnytimeJobs (AJ) designed to put job seekers (Workers) and job owners (Customers) in a specific geographic region in touch with each other.

·       It makes a market for what is missed by services such as Angie’s List or Task Rabbit.

·       The main user types for AJ are administrative users, customer service users, and public users which can perform actions as a Worker or Customer or both under the same account.

User Stories

As an Administrative user:

·       login

·       provision customer service users

·       do anything a Customer Service User can do

As a Customer Service user:

·       login

·       view a list of all users, jobs, and reviews with lifecycle functions, and filterable

·       modify customer data

·       research and mediate disputes, which are between the Worker and Customer

·       perform credits

·       take notes on the customer’s calls / emails / live chats

As a Public user:

·       install the app on my mobile device and authenticate via two-factor auth (email + txt message)

·       register mobile number (text login)

·       reset my password sent to my mobile number as a URL (same us Uber)

·       and do all the things a Worker or Customer can do (below):

As a Worker user:

·       photograph my driver’s license to be eligible, as a dep before you can accept a job

·       view current jobs available within a map interface, and a sortable searchable list view

·       accept a job, then (eventually Customer sees worker profile) and the Customer can seem my mobile number

·       receive an alert an hour before their job starts (run national advertising on that alert). Eg: if you’re dog walking “Sponsored by Petsmart” (could be later phase)

·       checkin for a job when on-site

·       can photograph a job when it’s complete

·       checkout of site when job is complete

·       review the Customer

As a Customer user:

·       verify customer by email, text message, or social media login

·       cash pay when job is complete, or worker can have Stripe (credit card later stage)

·       post a photograph and a job and a job description (eg: sprinkler leak, plumbing leak, painting a bathroom, fix drywall, carpet) and give my location which is refined in a map interface.

Added in the following issues:

·       full address is provided to until job is accepted, only sees the zipcode.

·       name the price, time/date and location for the job

·       notified of acceptance of a job from a Worker via email

·       receive an alert an hour before their job starts

·       receive an alert when the job is complete

·       photograph the job when it is done

·       review the Worker when it is complete

Support Information / Processes

·       Support process document

·       Emails, distribution lists, contacts, vendor contacts, system alerts, vendor alerts (hosted services), etc.

Hosting & Licensing (software licensing / codes)

Support Process

Vendor contact info

·       Support email/numbers

·       Bitbucket, GoDaddy, AWS, Authorize.net, etc.

Documentation

·       License Keys

·       Support Numbers

·       Airbrake Server Alerts

Backup Process

·       Bitbucket

·       Clone Server

·       Offsite / FTP Script

·       Restore Points

Additionally, please see our responses below.

a.	In this regard, we note that the company’s significant asset is its website, but that the site is not yet functional.

We agree in part with this analysis. Our current assets are our website, back end system, domain, and cash. The website is currently functional in the development environment. This company is a development stage per SEC, in Release No. 33-8869 and footnote 172.

b.	Moreover, you acquired this asset from an affiliate. On page 5, you disclose that your president and chief executive officer is your sole employee.

We agree in part. We acquired part of this asset from an affiliate and subsequently have been developing this asset since its acquisition.

c.	We further note that no operations have commenced to date, that you have not begun to execute on your business plan and that you expect to market and provide services only after effectiveness of the registration statement and only to the extent that you are able to fund those efforts.

Operations commenced on Oct 15, 2013. We have commenced material development on the website. We have revised any inconsistencies. Regarding the marketing of services, we expect the launch of the final product will occur within the next two quarters which we believe will be after the effectiveness of the registration statement. We believe that we can launch it without these fundraising aspects but with a more limited budget.

d.	With a view towards more detailed disclosure in MD&A, please provide us with a more precise accounting of how your expenses to date have been directed at your business operations. It appears that most of your accrued expenses have been used for your organization and the filing of this registration statement.

We have incurred most of our expenses for the development of our website and organization and filing of this registration. We have revised the MD&A disclosure accordingly.

e.	Until you begin to record revenues or expend a material amount of cash towards developing your business, your company is considered a shell company.

We believe we are a development stage company as such we are not deemed a shell. We are expending material amounts of expenses toward the development of the business.

f.	Therefore, clearly identify the company as a shell and discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities.

As discussed the company is considered a development stage company under The SEC, in Release No. 33-8869.

Prospectus Summary, page 5

2. Please disclose whether the company, the company’s officers and directors, any company promoters, or any of their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

We agree with this comment and have disclosed that the company, the company’s officers and directors, any company promoters, or any of their affiliates do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

3. Please revise your disclosure on page 5 that you “have not established or attempted to establish a source of equity or debt financing” to reflect that you have received debt financing to fund your basic working capital needs.

We have revised the disclosure on page 5 to indicate that we “have not established or attempted to establish a source of equity or debt financing” to reflect that we have received debt and equity financing to fund for the company’s basic working capital needs.

Risk Factors, page 9

Because we have only recently commenced operations…, page 10

4. You repeat the first paragraph twice. Please correct to avoid confusion.

We agree with the comment and have deleted the repetitive comment.

The Offering, page 20

5. We note that all subscribed funds will be held in a noninterest-bearing account pending completion of the offering. Please clarify that any subscribed funds may be immediately utilized by the company prior to the completion of the offering.

We have clarified that any subscribed funds may be immediately utilized by the company prior to the completion of the offering.

Management’s Discussion and Analysis or Plan of Operation, page 27

Liquidity, page 32

6. Please discuss the material terms of your recent debt financing, including the closing date and identity of the lenders.

We agree with the comment and increased the disclosure to discuss the material terms of the recent debt financing.

* * * * *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Sean Clarke, Chief Financial Officer at (949) 973-0684 or Eric Stoppenhagen, Legal Counsel, at (949) 903-0468 if you have questions or need additional information.

Sincerely,

SmooFi, Inc.

/s/ Sean Clarke

Sean Clarke, CFO